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8/31/04

AH 8-31-2004

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

04013069

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32480

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/03 (MM/DD/YY) AND ENDING 6/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BISYS Fund Services Limited Partnership

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Summer Street, Suite 1500
(No. and Street)

Boston (City) MA (State) 02110 (Zip Code)

NAME AND TELEPHONE OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Hoffman 614-470-8024
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
SEP 03 2004
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RECEIVED AUG 30 2004

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

100 East Broad Street (Address) Columbus (City) OH (State) 43215 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

PROCESSED
SEP 03 2004
THOMSON FINANCIAL

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steve Hoffman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BISYS Fund Services Limited Partnership, as of June 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL
STATE OF OHIO
DIANE R. WENDEL BAKER
Notary Public, State of Ohio
My Commission Expires 08-20-06

Notary Public

Signature

Financial and Operations Principal
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanations, or the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between Audited and Unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Form.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Statement of Cash Flows.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BISYS Fund Services Limited Partnership

(A wholly owned subsidiary of The BISYS Group, Inc.)

Financial Statements and Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and Report of Independent Auditors on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

June 30, 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 East Broad Street, Suite 2100
Columbus OH 43215
Telephone (614) 225 8700
Facsimile (614) 224 1044

Report of Independent Auditors

To the Partners of
BISYS Fund Services Limited Partnership

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in partners' equity and cash flows that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, present fairly, in all material respects, the financial position of BISYS Fund Services Limited Partnership (a wholly owned subsidiary of The BISYS Group, Inc.) (the "Partnership") at June 30, 2004, and the results of its operations, changes in partners' equity and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Partnership's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Partnership is a member of a group of affiliated companies and, as disclosed in the financial statements, has extensive transactions and relationships with its affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules on pages 9 and 10 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

August 26, 2004

BISYS Fund Services Limited Partnership
(A wholly owned subsidiary of The BISYS Group, Inc.)
Statement of Financial Condition
June 30, 2004

Assets	
Cash	$ 5,020,181
Distribution fees receivable	3,868,189
Administrative service fees receivable	1,423,589
Commissions receivable	17,000
Fund accounting receivable	56,119
Receivable from affiliate	9,081,238
Prepaid expenses	119,891
Advances receivable	2,172,943
Investments	1,890
Furniture and equipment, net	-
Total assets	$ 21,761,040
Liabilities and Partners' Equity	
Liabilities	
Accrued other expenses	$ 30,000
Distribution fees payable	3,786,223
Total liabilities	3,816,223
Partners' equity	
General partner	12,920,268
Limited partner	5,024,549
Total partners' equity	17,944,817
Total liabilities and partners' equity	$ 21,761,040

The accompanying notes are an integral part of these financial statements.

BISYS Fund Services Limited Partnership
(A wholly owned subsidiary of The BISYS Group, Inc.)
Statement of Operations
Year Ended June 30, 2004

Revenues	
Administrative service fees	$ 47,578,390
Distribution fees	43,862,987
Fund accounting fees	1,192,931
Commission income	918,516
Interest income	190,224
Other income	72,339
Total revenues	93,815,387
Expenses	
Distribution expense	42,619,621
Administrative service fee to affiliate	29,785,312
Intangibles tax	49,785
Other expenses	182,154
Total expenses	72,636,872
Net income before income taxes	21,178,515
Income taxes	7,444,765
Net income	$ 13,733,750

The accompanying notes are an integral part of these financial statements.

BISYS Fund Services Limited Partnership

(A wholly owned subsidiary of The BISYS Group, Inc.)

Statement of Changes in Partners' Equity

Year Ended June 30, 2004

	General Partner	Limited Partner	Total
Balances at June 30, 2003	$ 5,551,968	$ 2,159,099	$ 7,711,067
Net income	9,888,300	3,845,450	13,733,750
Distributions to partners	(2,520,000)	(980,000)	(3,500,000)
Balances at June 30, 2004	$ 12,920,268	$ 5,024,549	$ 17,944,817

The accompanying notes are an integral part of these financial statements.

BISYS Fund Services Limited Partnership
(A wholly owned subsidiary of The BISYS Group, Inc.)
Statement of Cash Flows
Year Ended June 30, 2004

Cash flows from operating activities	
Net income	$ 13,733,750
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	807
Changes in assets and liabilities	
Increase in distribution fees receivable	(523,072)
Decrease in administrative service fees receivable	435,709
Decrease in commissions receivable	60,922
Increase in fund accounting receivable	(56,119)
Increase in receivable from affiliate	(9,058,290)
Increase in prepaid expenses	(119,891)
Increase in advances receivable	(805,238)
Increase in distribution fees payable	578,606
Decrease in accrued other expenses	(208,241)
Net cash provided by operating activities	4,038,943
Cash flows from investing activities	
Decrease in investments	1,410
Net cash provided by investing activities	1,410
Cash flows from financing activities	
Distributions to partners	(3,500,000)
Net cash used in financing activities	(3,500,000)
Net change in cash	540,353
Cash at the beginning of year	4,479,828
Cash at end of year	$ 5,020,181
Supplemental disclosures of cash flow information	
Cash paid during the year for income taxes	$ 3,373,981

The accompanying notes are an integral part of these financial statements.

1. Organization

BISYS Fund Services Limited Partnership (the "Partnership"), a wholly owned subsidiary of The BISYS Group, Inc. ("BISYS"), is organized under the laws of the state of Ohio to provide administrative and distribution services for mutual funds (the "Funds"). The Partnership is registered with the Securities and Exchange Commission (the "SEC") as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Partnership serves as administrator, distributor, and principal underwriter to several mutual funds and, as a result, substantially all of the Partnership's revenues are earned from the Funds. The Partnership receives administrative fees, distribution fees, fund accounting fees, and commissions from these Funds.

2. Significant Accounting Policies

Investments

Investments include commercial paper with original maturities of 270 days or less and 300 shares of NASDAQ® stock valued at $1,890. The carrying values of the Partnership's investments approximate their fair values at June 30, 2004.

Furniture and Equipment

The Partnership's furniture and equipment is recorded at cost. Depreciation is provided on a straight-line basis using estimated useful lives, generally of five years. Major renewals, betterments, and replacements are capitalized, while maintenance costs are charged to operations as incurred. Upon sale or disposition of assets, the cost and related accumulated depreciation are removed from the accounts, with the resulting gains or losses reflected in income.

Revenue Recognition

Fees for administrative and accounting services are recognized when earned in accordance with the provisions of the management and administration agreements with the Funds.

Fees for distribution services are recognized when earned on a trade-date basis. The Partnership receives distribution fees in the form of sales charges to investors who purchase shares of the Funds.

Intangibles Tax

The intangibles tax represents a net worth based tax paid by dealers in intangibles in the state of Ohio.

Income Taxes

BISYS and its affiliates file a consolidated federal income tax return that includes the Partnership. BISYS apportions income tax expense or benefit among all the affiliates based on their taxable income or loss, using corporate statutory rates, adjusted for the effect of any temporary differences of the Partnership.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

3. Furniture and Equipment

Furniture and equipment at June 30, 2004 is comprised of the following:

Furniture and equipment	$	78,277
Accumulated depreciation		(78,277)
Furniture and equipment, net	$	-

Depreciation expense for the year was $807.

4. Advances Receivable

The Partnership advances, on behalf of certain fund sponsors, commission and distribution expense amounts related to sales of "B" shares of mutual funds, which have 12b-1 distribution plans and a contingent deferred sales charge feature (the "Plans"). If any of the Plans are terminated, amended, or proposed to be amended, the Partnership reserves the right to cease paying commissions and distribution expenses and expects to be reimbursed for the amount by which the payments exceed the collections.

5. Related Party Transactions

During the year ended June 30, 2004, BISYS provided various services to the Partnership, such as use of office space, equipment, personnel and other administrative services. BISYS charges the Partnership an administrative service fee for these services designed to cover the costs of providing such services. The administrative service fees would not necessarily be the same if an unrelated party provided services to the Partnership. In addition, an affiliate of the Partnership performed fund administration and fund accounting duties and charged the Partnership an administration service fee for these services. The administrative service fee would not necessarily be the same if an unrelated party provided these services to the Partnership.

6. Net Capital Requirements

As a registered broker-dealer engaged in the sale of redeemable shares of registered investment companies and certain other share accounts, the Partnership is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15 to 1. At June 30, 2004, the Partnership has net capital of $2,065,258, which is $1,810,843 in excess of its minimum required net capital of $254,415. The Partnership's ratio of aggregate indebtedness to net capital at June 30, 2004 is 1.85 to 1.

7. Regulatory Compliance

The Partnership claims exemption under the exemptive provisions of Rule 15c3-3 under Subparagraph (k)(1)—all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies, and the Partnership does not handle customer funds.

BISYS Fund Services Limited Partnership
(A wholly owned subsidiary of The BISYS Group, Inc.)
Supplemental Schedule—Computation of Net Capital Under Securities and Exchange Commission Rule 15c3-1
June 30, 2004

Total partners' equity from statement of financial condition		$ 17,944,817
Deductions		
Nonallowable assets		
Receivable from affiliates	$ 9,081,238	
Advances receivable	2,172,943	
Administrative service fee receivable	579,289	
Distribution fee receivable	3,868,189	
Fund accounting receivable	56,119	
Prepaid expenses	119,891	
Investments	1,890	15,879,559
Net capital		2,065,258
Net capital requirement (greater of 6-2/3% of aggregate indebtedness or $25,000)		254,415
Excess net capital		$ 1,810,843
Total aggregate indebtedness		$ 3,816,223
Percentage of aggregate indebtedness to net capital		185%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between the net capital as shown above and the corresponding computation prepared by the Partnership for inclusion in its unaudited Part IIA FOCUS Report amended filing of June 30, 2004 filed on August 27, 2004.

BISYS Fund Services Limited Partnership

(A wholly owned subsidiary of The BISYS Group, Inc.)

Supplemental Schedule—Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Securities and Exchange Commission 15c3-3

June 30, 2004

The Partnership claims exemption under the exemptive provisions of Rule 15c3-3 under Subparagraph (k)(1)—all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies, and the Partnership does not handle customer funds.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 East Broad Street, Suite 2100
Columbus OH 43215
Telephone (614) 225 8700
Facsimile (614) 224 1044

Report of Independent Auditors on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

To the Partners of
BISYS Fund Services Limited Partnership

In planning and performing our audit of the financial statements and supplemental schedules of BISYS Fund Services Limited Partnership (a wholly owned subsidiary of The BISYS Group, Inc.) (the "Partnership") for the year ended June 30, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Partnership, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

PRICEWATERHOUSECOOPERS

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at June 30, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

August 26, 2004